1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: February 11, 2009	By:	Ms. Eva Chen
Eva Chen
Chief Financial Officer

News Release

Contact:

Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 27.8% Quarter-over-Quarter

Decline in Revenues Resulting in Earnings per Share of NT$ (0.33) or

Earnings per ADS of US$ (0.05) for Fourth Quarter 2008

Taichung, Taiwan, February 11, 2009–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its sales revenues for the fourth quarter of 2008 were NT$ 12,449 million, which represented a 27.8% decrease in revenues compared to the third quarter of 2008 and a 29.8% decline in revenues compared to the fourth quarter of 2007. SPIL reported a net loss of NT$ 1,034 million for the fourth quarter of 2008, compared with a net income of NT$ 3,186 million and a net income of NT$ 4,770 million for the third quarter of 2008 and the fourth quarter of 2007, respectively.

Diluted earnings per ordinary share for this quarter was NT$ (0.33), and diluted earnings per ADS was US$ (0.05).

SPIL announced that its sales revenues for the full year of 2008 were NT$ 60,474 million, which represented a 6.4% decrease in revenues compared to the full year of 2007. SPIL reported a net income of NT$ 6,314 million for the year of 2008, compared with a net income of NT$ 17,489 million for the year of 2007.

Diluted earnings per ordinary share for the year of 2008 was NT$ 2.01, and diluted earnings per ADS was US$ 0.32.

Operating results review:

•

For the fourth quarter of 2008, net revenues from IC packaging were NT$ 11,450 million and represented 92% of total net revenues. Net revenues from testing operations were NT$ 999 million and represented 8% of total net revenues.

•	Cost of goods sold was NT$ 10,049 million, representing a decrease of 23.9% compared to the third quarter of 2008 and a decrease of 20.8% compared to the fourth quarter of 2007.

•

Raw materials costs were NT$ 5,294 million for the fourth quarter of 2008, and represented 42.5% of total net revenues, whereas raw materials costs were NT$ 7,403 million and represented 42.9% of total net revenues for the third quarter of 2008.

•	NT$ 76 million accrued expenses of bonuses to employees were reversed back due to net loss in the fourth quarter of 2008.

•

Gross profit was NT$ 2,400 million for the fourth quarter of 2008, representing a gross margin of 19.3%, which decreased from a gross margin of 23.4% for the third quarter of 2008 and decreased from 28.5% for the fourth quarter of 2007.

•

Total operating expenses for the fourth quarter of 2008 were NT$ 1,175 million, which included selling expenses of NT$ 514 million, administrative expenses of NT$ 320 million and R&D expenses of NT$ 341 million. Total operating expenses represented 9.4% of total net revenues for the fourth quarter of 2008.

•	NT$ 32 million accrued expenses of bonuses to employees, directors and supervisors were reversed back due to net loss in the fourth quarter of 2008.

•

Operating income was NT$ 1,225 million for the fourth quarter of 2008, representing an operating margin of 9.8% for the fourth quarter of 2008, which decreased from 18.0% for the third quarter of 2008 and decreased from 23.9% for the fourth quarter of 2007.

•	Non-operating items:

•	Net interest income was NT$ 37 million for the fourth quarter of 2008.

•

Our net currency exchange loss of NT$ 17 million for the fourth quarter of 2008 was partially due to appreciation of our Japanese Yen denominated liability as a result of an appreciation in the foreign currency exchange rate of the Japanese Yen against NT dollar, our reporting currency.

•

Our net loss on long-term investment of NT$ 383 million for the fourth quarter of 2008 was primarily due to investment loss of NT$ 390 million and investment income of NT$ 7 million from Siliconware Investment Company and SPIL BVI, respectively.

•

Our impairment loss on long-term investments of NT$ 2,598 million for the fourth quarter of 2008 was due to investment loss of NT$ 2,144 million and NT$ 454 million from ChipMos Technologies Bermuda and Phoenix Precision Technology, respectively.

•

Net loss before tax was NT$ 1,647 million for the fourth quarter of 2008, which decreased from a net income of NT$ 3,483 million for the third quarter of 2008 and decreased from a net income of NT$ 5,163 million for the fourth quarter of 2007.

•

Income tax credit was NT$ 613 million for the fourth quarter of 2008, compared with income tax expense of NT$ 297 million for the third quarter of 2008 and NT$ 393 million for the fourth quarter of 2007.

•

Net loss was NT$ 1,034 million for the fourth quarter of 2008, which decreased from a net income of NT$ 3,186 million for the third quarter of 2008 and decreased from a net income of NT$ 4,770 million for the fourth quarter of 2007.

•	Total number of shares outstanding was 3,138 million shares as of Dec 31,2008. Diluted earnings per ordinary share for this quarter was NT$ (0.33), or US$ (0.05) per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 17,866 million as of Dec 31, 2008 from NT$ 13,075 million as of Sept 30, 2008, and NT$ 21,129 million as of Dec 31, 2007.

•	As of Dec 31, 2008 our long-term bank loans totaled NT$ 2,248 million, compared with total long-term bank loans of NT$ 2,982 million as of Sept 30, 2008.

•	Capital expenditures for the fourth quarter of 2008 totaled NT$ 1,100 million, which included NT$ 960 million for packaging equipment and NT$ 140 million for testing equipment.

•	Total depreciation expenses for the fourth quarter of 2008 totaled NT$ 2,171 million, which included NT$ 1,347 million was from packaging operations and NT$ 824 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 11,450 million for the fourth quarter of 2008, which represented a decrease of NT$ 4,277 million or 27.2% compared to the third quarter of 2008.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & FCBGA accounted for 52%, 23% and 15%, respectively, of total net revenues for the fourth quarter of 2008.

•

Capital expenditures for IC packaging operations totaled NT$ 960 million for the fourth quarter of 2008, which included NT$ 794 million for packaging and building construction and NT$ 166 million for wafer bumping operations.

•	As of Dec 31, 2008 we had 4,656 wirebonders installed, of which 10 were added in the fourth quarter of 2008.

IC testing service:

•	Net revenues from testing operations were NT$ 999 million for the fourth quarter of 2008, which represented a decrease of NT$ 516 million or 34.1% compared to the third quarter of 2008.

•	Capital expenditures for testing operations totaled NT$ 140 million for the fourth quarter of 2008.

•	As of Dec 31, 2008 we had 374 testers installed, of which 1 testers were added and 2 testers were disposed in the fourth quarter of 2008.

Revenue Analysis

•	Breakdown by end applications:

By application	4Q08	3Q08	2Q08
Computing	31%	33%	32%
Communication	29%	27%	27%
Consumer	24%	24%	22%
Memory	16%	16%	19%

•	Breakdown by packaging type:

By packaging type	4Q08	3Q08	2Q08
Bumping & FCBGA	15%	15%	13%
Substrate Based	52%	44%	46%
Leadframe Based	23%	30%	30%
Testing	8%	9%	9%
Others	2%	2%	2%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audit process. The investment gains or losses of our company for the three months and twelve months ended Dec 31, 2008 reflect our gains or losses attributable to the fourth quarter and twelve months of 2008 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months ended Dec 31, 2008, nor the unaudited unconsolidated financial data for our company for the twelve months ended Dec 31, 2008 is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET

As of Dec 31, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Dec 31, 2008			Dec 31, 2007		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and cash equivalent	544,702	17,866,238	25	21,128,754	25	(3,262,516)	-15
Accounts receivable	208,482	6,838,195	9	10,916,678	13	(4,078,483)	-37
Inventories	66,860	2,193,018	3	3,243,219	4	(1,050,201)	-32
Other current assets	48,167	1,579,889	2	2,512,007	3	(932,118)	-37

Total current assets	868,212	28,477,340	39	37,800,658	45	(9,323,318)	-25

Long-term investments	152,842	5,013,207	7	8,825,131	10	(3,811,924)	-43
Fixed assets	2,099,292	68,856,762	95	67,567,915	80	1,288,847	2
Less accumulated depreciation	(1,003,023)	(32,899,160)	-45	(31,281,117)	-37	(1,618,043)	5

Net fixed assets	1,096,268	35,957,602	50	36,286,798	43	(329,196)	-1

Other assets	87,269	2,862,429	4	1,396,385	2	1,466,044	105

Total Assets	2,204,591	72,310,578	100	84,308,972	100	(11,998,394)	-14

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Accounts payable	142,975	4,689,574	7	6,121,572	7	(1,431,998)	-23
Current portion of long-term debt	22,846	749,354	1	—	—	749,354	—
Other current liability	156,788	5,142,660	7	6,099,902	7	(957,242)	1
Long-term loans	68,539	2,248,065	3	2,995,871	3	(747,806)	1
Other liabilities	5,085	166,804	—	183,473	—	(16,669)	-9

Total Liabilities	396,233	12,996,457	18	15,400,818	18	(2,404,361)	-16

Stockholders’ Equity
Capital stock	961,155	31,525,899	43	30,734,245	37	791,654	3
Capital reserve	512,811	16,820,211	24	16,658,624	19	161,587	1
Legal reserve	155,154	5,089,066	7	3,340,131	4	1,748,935	52
Retained earnings	196,751	6,453,435	9	17,761,366	21	(11,307,931)	-64
Unrealized gain or loss on financial instruments	—	—	—	1,160,659	2	(1,160,659)	-100
Cumulated translation adjustment	9,051	296,866	—	84,926	—	211,940	250
Net loss not recognized as pension cost	(2,353)	(77,172)	—	(37,613)	—	(39,559)	105
Treasury stock	(24,213)	(794,184)	-1	(794,184)	-1	—	—

Total Equity	1,808,357	59,314,121	82	68,908,154	82	(9,594,033)	-14

Total Liabilities & Shareholders’ Equity	2,204,591	72,310,578	100	84,308,972	100	(11,998,394)	-14

Forex ( NT$ per US$ )		32.8		32.5

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Dec 31							Sequential Comparison
	4Q 2008				4Q 2007		YOY	4Q 2008	3Q 2008		QOQ
	USD	NTD		%	NTD		change%	NTD	NTD		change%
Revenues	377,466		12,448,823	100.0		17,728,794	-29.8	12,448,823		17,242,039	-27.8
Cost of Goods Sold	(304,698)		(10,048,951)	-80.7		(12,680,536)	-20.8	(10,048,951)		(13,203,440)	-23.9

Gross Profit	72,767		2,399,872	19.3		5,048,258	-52.5	2,399,872		4,038,599	-40.6

Operating Expenses
Selling Expenses	(15,578)		(513,767)	-4.1		(228,469)	124.9	(513,767)		(252,001)	103.9
Administrative Expenses	(9,692)		(319,656)	-2.6		(265,221)	20.5	(319,656)		(351,263)	-9.0
Research and Development Expenses	(10,350)		(341,331)	-2.7		(308,805)	10.5	(341,331)		(340,351)	0.3

	(35,620)		(1,174,754)	-9.4		(802,495)	46.4	(1,174,754)		(943,615)	24.5

Operating Income	37,147		1,225,118	9.8		4,245,763	-71.1	1,225,118		3,094,984	-60.4

Non-operating Income	2,120		69,934	0.6		921,104	-92.4	69,934		416,307	-83.2
Non-operating Expenses	(89,207)		(2,942,060)	-23.6		(4,156)	70690.7	(2,942,060)		(28,607)	10184.4

Income from Continuing Operations before Income Tax	(49,940)		(1,647,008)	-13.2		5,162,711	-131.9	(1,647,008)		3,482,684	-147.3
Income Tax Credit (Expenses)	18,600		613,429	4.9		(393,049)	-256.1	613,429		(296,421)	-306.9

Net Income	(31,340)		(1,033,579)	-8.3		4,769,662	-121.7	(1,033,579)		3,186,263	-132.4

Earnings Per Ordinary Share-Diluted		NT$	(0.33)		NT$	1.53			NT$	1.02

Earnings Per ADS-Diluted		US$	(0.05)		US$	0.19			US$	0.16

Weighted Average Outstanding Shares-Diluted ('k)			3,138,032			3,115,349				3,137,178

Forex ( NT$ per US$ )			32.98			32.91				31.19

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the twelve Months Ended on Dec 31, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on Dec 31, 2008 and 2007
	2008				2007		YOY
	USD	NTD		%	NTD		Change %
Net Sales	1,917,998		60,474,468	100.0		64,622,410	-6.4
Cost of Goods Sold	(1,512,393)		(47,685,767)	-78.9		(45,443,659)	4.9

Gross Profit	405,604		12,788,701	21.1		19,178,751	-33.3

Operating Expenses
Selling expenses	(38,184)		(1,203,928)	-2.0		(832,922)	44.5
Administrative expenses	(42,168)		(1,329,563)	-2.2		(1,080,035)	23.1
Research and development expenses	(43,849)		(1,382,560)	-2.3		(1,287,951)	7.3

	(124,201)		(3,916,051)	-6.5		(3,200,908)	22.3

Operating Income	281,403		8,872,650	14.7		15,977,843	-44.5

Non-operating Income	22,770		717,938	1.2		3,759,221	-80.9
Non-operating Expenses	(97,732)		(3,081,482)	-5.1		(157,221)	1860.0

Income Before Income Tax	206,442		6,509,106	10.8		19,579,843	-66.8
Income Tax Credit (Expenses)	(6,203)		(195,576)	-0.3		(2,090,492)	-90.6

Net Income	200,239		6,313,530	10.4		17,489,351	-63.9

Earnings Per Ordinary Share—Diluted		NT$	2.01		NT$	5.63

Earnings Per ADS—Diluted		US$	0.32		US$	0.86

Weighted Average Outstanding Shares—Diluted (‘k)			3,138,032			3,115,349

Forex ( NT$ per US$)			31.53			32.85

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED STATEMENTS OF CASH FLOWS

For 12 Months Ended on Dec 31, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months, 2008		12 months, 2007
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	192,486	6,313,530	17,489,351
Depreciation	256,906	8,426,511	7,349,626
Amortization	17,669	579,527	560,289
Gains on disposal of long-term investment	—	—	(2,135,849)
Long-term investment gain recognized by equity method	10,829	355,189	(694,473)
Impairment loss on financial instruments	79,216	2,598,269	—
Compensation interest payable on bonds payable	—	—	36
Foreign currency exchange gain on bonds payable	—	—	34,880
Change in working capital & others	105,161	3,449,291	1,305,568

Net cash flows provided from operating activities	662,266	21,722,317	23,909,428

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(275,589)	(9,039,321)	(11,423,064)
Increase on financial instruments	—	—	(2,523,529)
Proceeds from disposal of long-term investment	—	—	9,274,323
Payment for long-term investment	(9,858)	(323,332)	—
Payment for deferred charges/other changes	(13,708)	(449,631)	(286,045)

Net cash used in investing activities	(299,155)	(9,812,284)	(4,958,315)

Cash Flows from Financing Activities:
Cash dividends distributed to shareholders and cash bonus distributed to employees	(455,371)	(14,936,184)	(10,795,715)
Remuneration of directors and supervisors’ bonuses	(4,799)	(157,404)	(120,798)
Proceeds from the exercise of employee stock option /other charges	(2,407)	(78,961)	(258,780)

Net cash provided from financing activities	(462,578)	(15,172,549)	(11,175,293)

Net increase (decrease) in cash and cash equivalents	(99,467)	(3,262,516)	7,775,820

Cash and cash equivalents at beginning of period	644,169	21,128,754	13,352,934

Cash and cash equivalents at end of period	544,702	17,866,238	21,128,754

Forex ( NT$ per US$ )		32.8	32.5

(1):	All figures are under ROC GAAP.